SCHEDULE 14A
Information Required in Proxy Statement

SCHEDULE 14A INFORMATION
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Forward Industries, Inc.

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April 25, 2002

To Our Shareholders:

Fiscal 2001 was a year of important positive developments for Forward that we have highlighted below. Despite a difficult year, we laid the foundation for future growth and are optimistic about the Company's prospects for fiscal 2002 and beyond.

Key Fiscal 2001 and Recent Developments:

Motorola. The Company made significant strides in developing the markets for our products in the European, Middle Eastern and African (EMEA) regions under our license agreement with Motorola. During the second half of 2001, we made investments to support our growth in these markets, including establishing a European operating subsidiary. Although sales under this agreement were slow to start in fiscal 2001, we expect them to become a significant part of our overall sales mix in fiscal 2002. We continue to be very enthusiastic about this agreement especially since approximately 35% of the estimated worldwide handset sales in 2002 of 350 to 400 million units will be sold in the EMEA region.

TheraSense. We signed a three-year agreement in January 2002 to supply cases for TheraSense, Inc.'s FreeStyle™ glucose self-monitoring systems, which dramatically reduce the pain of testing for people with diabetes. There are approximately 16 million people in the U.S. and approximately 175 million worldwide who currently suffer from diabetes. We have been working with TheraSense to design and build cases since they introduced FreeStyle™ and we see lasting value in our continued relationship.

Financial Results

For the fiscal year ended September 30, 2001, net sales were $13.2 million, and we incurred a net loss of $2.0 million, or $.33 per diluted share (including a non-cash charge of $1.4 million to fully reserve for a deferred tax asset and a $240,000 charge to write-off a non-trade receivable). Sales for the year were impacted by weaker sales in the United States stemming from the overall U.S. economic slowdown.

Financial Position

We closed the year with approximately $1.4 million in cash and no long-term debt and see our solid financial position as an important component in our future growth.

We are focused on capitalizing on the opportunities that lie ahead for Forward, especially those related to our agreements with Motorola and TheraSense, both of which involve substantial markets.

We invite you to review the accompanying annual report for fiscal 2001 on Form 10-KSB and proxy materials relating to our annual meeting for fiscal 2001. We urge you to attend our annual meeting, which is being held on May 24, 2002, and to complete the accompanying proxy card and vote your shares even if you are unable to attend the meeting.

On behalf of Forward's management, employees and Board of Directors, we thank you for your continued support and confidence and we look forward to reporting our progress to you.

Sincerely,

Jerome E. Ball
Chairman and CEO

Michael Schiffman
President and COO

FORWARD INDUSTRIES, INC.
1801 Green Road
Suite E
Pompano Beach, Florida 33064

NOTICE OF ANNUAL SHAREHOLDERS' MEETING

To the Shareholders of Forward Industries, Inc. (the "Company"), 1801 Green Road, Suite E, Pompano Beach, Florida 33064

Notice is hereby given that the Annual Shareholders' Meeting of the Company will be held on Friday, May 24, 2002 at 10:00 A.M. Eastern Daylight Time, at the offices of the Company, 1801 Green Road, Suite E, Pompano Beach, Florida 33064, for the following purposes:

1. To elect a Board of Directors for the ensuing year.

2. To ratify the appointment of Ernst & Young LLP as the independent accountants for the Company for the fiscal year ending September 30, 2002.

3. To transact such other business as may properly come before the meeting.

All shareholders are invited to attend the meeting. Only shareholders of record at the close of business on April 25, 2002, the record date fixed by the Board of Directors, are entitled to notice of and to vote at the meeting. A complete list of shareholders entitled to notice of and vote at the meeting will be open to examination by shareholders beginning ten days prior to the meeting for any purpose germane to the meeting during normal business hours at the office of the Secretary of the Company at 1801 Green Road, Suite E, Pompano Beach, Florida 33064.

Whether or not you intend to be present at the meeting, please sign and date the enclosed proxy and return it in the enclosed envelope.

By Order of the Board of Directors

Stephen Schiffman
Secretary

Pompano Beach, Florida
April 26, 2002

FORWARD INDUSTRIES, INC.
1801 Green Road
Suite E
Pompano Beach, Florida 33064

(954) 360-6420

PROXY STATEMENT

The accompanying proxy is solicited by the Board of Directors of Forward Industries, Inc. (the "Company") for use at the Annual Shareholders' Meeting (the "Annual Meeting") to be held Friday, May 24, 2002, at 10:00 A.M., Eastern Daylight Time, at the offices of the Company, 1801 Green Road, Suite E, Pompano Beach, Florida 33064, and any postponement or adjournment thereof.

This Proxy Statement and related proxy documents are first being mailed to shareholders on or about April 29, 2002.

VOTING SECURITIES; PROXIES

The Company will bear the cost of solicitation of proxies. In addition to the solicitation of proxies by mail, certain officers, consultants and employees of the Company, without extra remuneration, may also solicit proxies personally by facsimile and by telephone. In addition to mailing copies of this material to shareholders, the Company may request persons, and reimburse them for their expenses in connection therewith, who hold stock in their names or custody or in the names of nominees for others to forward such material to those persons for whom they hold stock of the Company and to request their authority for execution of the proxies.

The quorum necessary to conduct business at the Annual Meeting consists of a majority of the outstanding shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), present in person or represented by proxy at the Annual Meeting. The approval by a plurality of the votes in respect of the outstanding shares of Common Stock present in person or represented by proxy at the Annual Meeting is required for election of the nominees for directors; cumulative voting is not permitted. In all other matters, the affirmative vote of the majority of the outstanding shares of Common Stock present in person or represented by proxy at the Annual Meeting is required for the adoption of such matters.

The form of proxy solicited by the Board of Directors affords shareholders the ability to specify a choice among approval of, disapproval of, or abstention with respect to each matter to be acted upon at the Annual Meeting. Shares of Common Stock represented by the proxy will be voted, except as to matters with respect to which authority to vote is specifically withheld. Where the solicited shareholder indicates a choice on the form of proxy with respect to any matter to be acted upon, the shares will be voted as specified. Abstentions and broker non-votes are counted as present for purposes of determining whether the quorum requirement is satisfied. Abstentions and broker non-votes will not have the effect of votes in opposition to a director or "against" any other proposal to be considered at the Annual Meeting.

All shares of Common Stock represented by properly executed proxies that are returned and not revoked will be voted in accordance with the instructions, if any, given therein. If no instructions are provided in a proxy, the shares of Common Stock represented by such proxy will be voted **FOR** the Board's nominees for director and **FOR** the ratification of the appointment of Ernst & Young LLP and in accordance with the proxy-holder's best judgment as to any other matters properly raised at the Annual Meeting.

A shareholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of such revocation to the Secretary of the Company, executing and delivering to the Company a later dated proxy reflecting contrary instructions or appearing at the Annual Meeting and taking appropriate steps to vote in person.

The Board of Directors has fixed the close of business on April 25, 2002, as the record date for the Annual Meeting, and only shareholders of record as of the close of business on that date are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof. The persons named in the accompanying proxy intend to vote for the election as director of the nominees listed herein. Each nominee has consented to serve if elected. The Board of Directors has no reason to believe that any nominee will not serve if elected, but if any of them should become unavailable to serve as a director, and if the Board of Directors designates a substitute nominee or nominees, the persons named herein as proxies will vote for the substitute nominee or nominees designated by the Board of Directors. The Company knows of no reason that this will occur. At the close of business on April 25, 2002, 5,825,641 shares of Common Stock were outstanding and eligible for voting at the Annual Meeting. Each shareholder of record is entitled to one vote for each share of Common Stock held on all matters that come for a vote before the Annual Meeting.

No Dissenter's Rights

Under New York law, shareholders are not entitled to dissenter's rights of appraisal with respect to the proposal to ratify the appointment of Ernst & Young LLP as independent accountants for the fiscal year ending September 30, 2002.

PROPOSAL 1

ELECTION OF DIRECTORS AND MANAGEMENT INFORMATION

The number of directors of the Company may not be more than seven or fewer than three and is set by a resolution adopted by a majority of the entire Board of Directors. The number of directors is currently fixed at six. The number of directors to be elected at the Annual Meeting to constitute the Board of Directors has also been fixed at six. The directors are to be elected to hold office for a period of one year, and in any event until a successor has been elected and qualified. It is intended that the accompanying proxy will be voted in favor of each and all of the following persons to serve as directors, unless the shareholder indicates to the contrary on the proxy. Each of the nominees is currently a director of the Company.

Nominees for Election as Directors

For election to the Board of Directors for one-year terms, the Board of Directors has nominated the following individuals, each of whom is a current director:

Name	**Age**	**Principal Occupation**
Jerome E. Ball (a)	66	Director since 1998; Chief Executive Officer of the Company since October 1998 and Chairman of the Board since April 1999; Chairman and Chief Executive Officer of George Arzt Communications, a public relations firm, from 1996 to October 1998.
Bruce Galloway	44	Director since April 2002; Managing Director of Burnham Securities since 1993; Chairman of Datametrics, a manufacturer of ruggedized computer equipment, since August 2000; Chairman of International Microcomputer Software Inc., a software development company, since August 2001.
Jeffrey Kuhr	43	Director since April 2002; Managing Partner of West End Capital Partners LLC, a merchant banking firm, since October 2000; Founder, CFO and Director, of RS1W, an online entertainment site, from August 1999 to October 2000; Founder and Managing Director of Peter J. Solomon Company, an independent investment banking firm, from 1989 to March 2000.
Norman Ricken (b)	65	Director since March 2000; During the past five years Mr. Ricken has served as an independent consultant; between 1971 and his retirement in 1989, Mr. Ricken held senior positions at Toys R Us Inc., including Chief Financial Officer, President and Chief Operating Officer.
Michael Schiffman (c)	37	Director since 1992; President and Chief Operating Officer of the Company since June 1998; Executive Vice President of the Company from 1992 to 1998.
Theodore H. Schiffman (c)	68	Director since 1961; Chairman Emeritus since April 1999; Co-founder of the Company, Mr. Schiffman served for over 30 years as its Chief Executive until October 1998 and Chairman until April 1999.

_____

(a) Member of the Audit Committee.
(b) Member and Chairman of the Audit Committee and member of the Compensation Committee.
(c) Michael Schiffman is the son of Theodore H. Schiffman and brother of Steven Schiffman, Secretary of the Company.

Each of Messrs. Ball, Ricken, Michael Schiffman and Theodore H. Schiffman is being nominated for re-election. Messrs. Galloway and Kuhr were appointed as directors on April 11, 2002, by the Board of Directors, succeeding Messrs. Noah Fleschner and Samson Helfgott, who resigned on that date. See "Certain Relationships and Related Party Transactions."

Shareholder Vote Required

To be elected, a nominee for director requires a plurality of the votes of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote for the election of directors. If elected, each of the directors holds office until the next annual meeting of shareholders and until his successor has been duly elected and qualified.

The Board of Directors Recommends a Vote FOR Election to the Board of Directors of the Company for Each of the Nominees.

Committees of the Board - Board Meetings

The Board of Directors does not have a nominating committee or a stock option committee. These functions are performed by the Board as a whole. To assist it in the discharge of its responsibilities, the Board of Directors has a Compensation Committee and an Audit Committee, the principal responsibilities and members of each of which are described below. The Board of Directors met or acted by unanimous written consent on six occasions during the fiscal year ended September 30, 2001. All directors attended all of the meetings held by the Board and committees of which they are members.

The Compensation Committee is comprised of independent directors and currently includes Norman Ricken. Prior to their resignation on April 11, 2002, Messrs. Samson Helfgott and Noah Fleschner were members of the Compensation Committee. The Committee met once during the last fiscal year. The purpose of the Compensation Committee is to establish and execute compensation policies and programs for the Company's executives.

The Company has an Audit Committee comprised of independent directors, which currently includes Norman Ricken, who is Chairman of the Audit Committee, and Mr. Ball. Prior to their resignation, Messrs. Samson Helfgott and Noah Fleschner were members of the Audit Committee. Mr. Ricken is, and during their term of service on the Audit Committee Messrs. Helfgott and Fleschner were, independent as defined in the National Association of Securities Dealers' listing standards. The Committee held four meetings during the fiscal year ended September 30, 2001. Information regarding the functions performed by the Audit Committee is set forth under "Report of the Audit Committee." The Audit Committee is governed by a written charter approved by the Board of Directors.

It is anticipated that, if elected at the Annual Meeting, both Messrs. Galloway and Kuhr will be appointed to the Compensation Committee and to the Audit Committee.

Executive Officers of the Company

The following table sets forth certain information with respect to each person who is currently an executive officer of the Company and is based on the records of the Company and information furnished to it by such persons. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to stock ownership by each director and executive officer of the Company.

Name	Age	Position with the Company	Held Office Since
Jerome E. Ball	66	Chief Executive Officer and Chairman of the Board	1998
Michael Schiffman	37	President, Chief Operating Officer and Director	1998
Lawrence Mannes	65	Executive Vice President	2000
Douglas W. Sabra	43	Chief Financial Officer and Vice President	2000
Steven Schiffman	33	Secretary	1996

JEROME E. BALL became Chief Executive Officer and Vice Chairman of the Board effective October 1998 and became Chairman of the Board in April 1999 upon the resignation of Theodore Schiffman. Before joining the Company, from 1996 until October 1998 Mr. Ball served as Chairman and Chief Executive Officer of George Arzt Communications, a full service public relations firm. Prior to that, Mr. Ball had been president of Balson-Hercules Group, a textile manufacturing company, which was sold to a Canadian Stock Exchange listed company, Consoltex Group, Inc., Ltd., where he served until 1996.

MICHAEL SCHIFFMAN has been employed by the Company in various capacities since 1985 and became a director in April 1992. Mr. Schiffman was employed as a salesman for the Company's advertising specialties products in 1985. He became marketing manager for such products in 1987 and, following the acquisition of the custom carrying case business in 1989, was appointed General Manager of that division. From 1995 through June 1998, Mr. Schiffman was assigned to the Company's Hong Kong operation. Executive Vice-President of the Company from 1992 to 1998, Mr. Schiffman was appointed President and Chief Operating Officer of the Company in June 1998. Michael Schiffman is the son of Theodore H. Schiffman and the brother of Stephen Schiffman.

LAWRENCE E. MANNES became Executive Vice President of the Company in August 2000. Prior to joining the Company, Mr. Mannes spent 25 years as the Controller of the Balson-Hercules Group, a textile manufacturing company that was sold to a Canadian Stock Exchange Listed company, Consoltex Group, Inc., Ltd., where he served until 1998. Mr. Mannes was awarded a Bachelors Degree in accounting from Bryant College and is the father-in-law of Douglas Sabra.

DOUGLAS W. SABRA became Vice President and Chief Financial Officer of the Company in September 2000. Prior to joining the Company, Mr. Sabra was a Controller for Tyco Submarine Systems (now Tycom Ltd.), where he worked from 1998 to June 2000. Mr. Sabra retired from the Coast Guard in 1998 after 22 years of service where he held a variety of financial management positions. Mr. Sabra received an MBA from the University of South Florida and a Bachelors of Accounting from Florida International University. He is the son-in-law of Mr. Mannes.

STEPHEN SCHIFFMAN has been employed by the Company in various capacities for more than the past five years. Beginning in 1990, Mr. Schiffman was employed in the production department, followed by a move to the Purchasing Department and Inventory Control in the Forward Division. Subsequently, Mr. Schiffman moved to the Marketing Department of the Koszegi division in 1995. Mr. Schiffman was appointed Secretary of the Company in 1996 and he also serves as Vice-President of Marketing and Sales for Terrapin. Stephen Schiffman is the son of Theodore H. Schiffman and the brother of Michael Schiffman.

Pursuant to their respective employment agreements with the Company: (a) Michael Schiffman is employed as President and Chief Operating Officer through December 31, 2003, with an automatic renewal provision for successive one-year terms unless he or the Company provides 120 days prior notice of their intent to cancel the agreement; and (b) Jerome Ball is employed as Chairman and Chief Executive Officer through December 31, 2002 with an option to renew for two additional years at Mr. Ball's election, provided Mr. Ball is in compliance with the terms of his agreement.

Remainder of Page Intentionally Left Blank

Summary of Compensation in Fiscal 2001, 2000, and 1999

The following table sets forth certain summary information regarding all cash and non-cash compensation paid by the Company during the fiscal years ended September 30, 2001 ("Fiscal 2001"), 2000 ("Fiscal 2000") and 1999 ("Fiscal 1999") to each of its executive officers earning more than $100,000.

Name and Principal Position		Year	Salary ($)	Annual Compensation Bonus ($)	Other Annual Compensation ($)	Long Term Compensation Awards Securities Underlying Options	All Other Compensation ($)
Jerome E. Ball Chief Executive Officer and Chairman of the Board	a	2001	$172,080	--	--	250,000 shares	$47,430
		2000	$201,600	--	--		--
		1999	$201,600	$140,000	--	250,000 shares	--
Theodore H. Schiffman Chairman Emeritus	b	2001		--	$200,000	--	--
		2000	--	--	$200,000	--	$115,000
		1999	$68,750	--	$150,000	--	$235,000
Michael Schiffman President and Chief Operating Officer	c	2001	$282,500	--	--	850,000 shares	--
		2000	$230,000	--	--		--
		1999	$240,417	$220,000	--	400,000 shares	--
Douglas Sabra Chief Financial Officer	d	2001	$115,000	--	--	75,000 shares	--
		2000	$33,333	--	--	15,000 shares	--

(a) For Mr. Ball, in Fiscal 2001, "All Other Compensation," includes rent paid by the Company on Mr. Ball's behalf with respect to an apartment in New York. See "Employment and Other Agreements." For Fiscal 1999, the Company paid a $20,000 bonus and accrued an additional $140,000 bonus, based on performance estimates available at year-end, and in accordance with his contract. The actual aggregate amount of bonus earned for Fiscal 1999 was $140,000, of which $120,000 was paid in Fiscal 2000.

(b) For Mr. T. Schiffman, in all years presented "Other Annual Compensation" reflects consulting payments made pursuant to his consulting agreement. "All Other Compensation" in Fiscal 2000 reflects a $115,000 severance payment made pursuant to his consulting agreement. For Fiscal 1999, salary in the amount of $68,750 represents amounts paid prior to the effective date of his consulting agreement and "All Other Compensation" reflects a $235,000 severance payment made pursuant to such consulting agreement. See "Employment and Other Agreements."

(c) For Mr. M. Schiffman, in Fiscal 1999, Salary includes $10,417 as a retroactive adjustment for a salary increase. The Company paid a bonus of $25,828 in that year and accrued an additional $194,172 bonus, based on performance estimates available at year-end, in accordance with his employment agreement. The amount accrued for Fiscal 1999 was paid in Fiscal 2000. Mr. M. Schiffman earned a bonus of approximately $42,300 based on his then current employment agreement that he elected to forego without recourse in Fiscal 2000. See "Employment and Other Agreements."

(d)   Mr. Sabra became Chief Financial Officer in Fiscal 2000 and salary and option grants shown for that period reflect annual and long term compensation paid and awarded to him prior to entering into an employment agreement with the Company in January 2001. See "Employment and Other Agreements."

Option Grants in Fiscal 2001

In December 1996, the Company adopted the 1996 Stock Incentive Plan. Under the plan, up to four million (4,000,000) shares of Common Stock may be issued upon the exercise of incentive stock options and nonqualified stock options granted pursuant to the plan to the Company's executive officers, employees and directors and certain other persons performing services for the Company. The exercise price of the incentive options may not be less than the fair market value of the Common Stock at the date the option is granted. The Board of Directors, which currently administers the plan, establishes the exercise price of the nonqualified options. Options generally expire ten years after the date of grant and generally vest one-third after one year, two-thirds after two years and 100% after three years.

The following table sets forth certain information concerning all options to purchase Common Stock granted to named executive officers in Fiscal 2001.

Name	Number of shares underlying options granted	Percent of total options granted to employees in fiscal year	Exercise or base price per share ($/Sh)	Expiration Date
Jerome Ball	250,000[1]	28.7	$2.00	1/1/2006
Michael Schiffman	150,000[2]	11.2	$1.50	1/1/2006
Michael Schiffman	300,000[2]	22.4	$2.00	1/1/2006
Michael Schiffman	200,000[1]	14.9	$3.25	1/1/2006
Michael Schiffman	200,000[3]	14.9	$2.50	1/1/2006
Douglas Sabra	75,000[1]	5.6	$2.00	1/1/2006

1. Exercisable on January 1, 2005, unless the price of the Common Stock on the Nasdaq SmallCap Market averages $3.50 per share for 180 consecutive days, at which time the options become exercisable immediately.
2. Currently exercisable.
3. Exercisable on January 1, 2005, unless the price of the Common Stock on the Nasdaq SmallCap Market averages $5.00 per share for 180 consecutive days, at which time the options become exercisable immediately.

Stock Options held at September 30, 2001

The following table indicates the total number of exercisable and unexercisable stock options held by each person named in the Summary Compensation Table as of September 30, 2001. No options to purchase Common Stock were exercised during Fiscal 2001 and no stock appreciation rights were outstanding during Fiscal 2001. The closing price of the Company's Common Stock on the Nasdaq SmallCap Market at September 30, 2001 was $.75 per share, which was below the exercise price of all issued options.

Name	Shares Acquired On Exercise	Value Realized	Number Of Unexercised Securities Underlying Options AT FY-End Exercisable / Unexercisable	Value of Unexercised In-The-Money Options At FY End- Exercisable / Unexercisable
Jerome E. Ball	--	--	250,000/250,000	--
Theodore H. Schiffman	--	--	300,000/0	--
Michael Schiffman	--	--	650,000/400,000	--
Douglas W. Sabra	--	--	5,000/85,000	--

Directors' Compensation

The Company's three outside directors during Fiscal 2001, Messrs. Ricken, Fleschner and Helfgott, received $2,750, $3,000 and $2,750, respectively, for attendance at corporate meetings during Fiscal 2001. No such compensation was paid in Fiscal 2000. On January 21, 2001, each of those directors was awarded 10,000 options to purchase the Company's Common Stock at an exercise price of $2.00 per share. Members of the Audit Committee did not receive any additional compensation for their audit committee services.

Report On Repricing of Stock Options

The Company did not adjust or amend the exercise price of stock options previously awarded to any officer or director of the Company during the fiscal year ended September 30, 2001. As described under "Employment and Other Agreements, the expiration dates of options to purchase an aggregate of 500,000 shares of Common Stock granted to Mr. M. Schiffman were extended.

Employment and Other Agreements

After more than 30 years of service to the Company as its chairman and chief executive officer, effective October 1, 1998, Theodore H Schiffman terminated his employment agreement due to expire September 30, 2000, resigned as chief executive officer and entered into a consulting agreement with the Company. In April 1999, Mr. Schiffman stepped down as Chairman and became Chairman Emeritus. Pursuant to his consulting agreement, Mr. Schiffman receives a consulting fee of $200,000 per annum for the period January 1, 1999 to September 30, 2003. In addition, under this agreement Mr. Schiffman was entitled to receive severance payments totaling $350,000, of which $200,000 was paid on January 1, 1999, $35,000 was applied on September 30, 1999 to the repayment in part of Mr. Schiffman's promissory note held by the Company and $115,000 was paid in April 2001. In addition, the exercise price of options to purchase 450,000 shares of Common Stock was reduced from $2.00 to $1.10 per share. Under his consulting agreement, if Mr. Schiffman dies during his consulting term and if the Company is the recipient of at least $1,000,000 of proceeds of insurance on his life, the Company is required to pay his widow, or if his wife has predeceased him, his estate, a monthly death benefit of $10,000 for a ten-year period. If his widow dies prior to the end of such 10-year period, such monthly payments must be made to the widow's estate for the balance of such period. If the Company is not the recipient of at least $1,000,000 of insurance, the Company is required to pay a monthly death benefit to Mr. Schiffman's widow of $10,000 for a period of three years, followed by a monthly death benefit of $5,000 for seven years; if his widow dies prior to the end of such ten year period, such payments will cease. As of April 25, 2002, the Company does not maintain an insurance policy on the life of Mr. Schiffman. The consulting agreement may be terminated as a result of bad faith conduct on the part of Mr. Schiffman. In addition, pursuant to the consulting agreement Mr. Schiffman is subject to a non-competition arrangement with the Company that expires in 2006 and has agreed to maintain the confidentiality of trade secrets and work product of the Company.

Effective January 1, 2001, the Company entered into a new employment agreement with Jerome E. Ball, pursuant to which Mr. Ball is employed as Chairman and Chief Executive Officer for a period of two years. Mr. Ball's employment agreement may be renewed for an additional two years at Mr. Ball's election, provided that he is in compliance with the terms of the agreement. The agreement provides for an annual salary of $162,000 plus an annual bonus equal to ten percent (10%) of the Company's consolidated pre-tax operating profit in excess of $675,000 (before other bonuses and certain other stock related compensation expenses). In conjunction with entering into his employment agreement, Mr. Ball was awarded options to acquire 250,000 shares of Common Stock at an exercise price of $2.00 per share, which vest on January 1, 2005. Such options are subject to immediate vesting in the event that the price of the Common Stock on the Nasdaq SmallCap Market averages $3.50 per share for 180 consecutive days (not fewer than 90 of which must be during the employment term). In addition, in view of Mr. Ball's relocation from New York to Florida as a result of the Company's re-location of its executive offices in 2000, the Company has agreed to assume Mr. Ball's lease with respect to an apartment in New York City with annual lease payments totaling approximately $63,000. The Company made payments of $47,430 in respect of this apartment on Mr. Ball's behalf during Fiscal 2001.

Prior to Mr. Ball's current agreement, in October 1998 the Company entered into an employment agreement with Mr. Ball pursuant to which Mr. Ball was employed as Chief Executive Officer and Vice Chairman, and six months thereafter, as Chairman, through September 30, 2000. This agreement provided for an annual salary of $201,600 plus an annual bonus equal to ten (10%) percent of the Company's consolidated pre-tax operating profit in excess of $675,000 (determined without taking into consideration bonus compensation payable to any individual). In addition, Mr. Ball received options to purchase 250,000 shares of Common Stock at an exercise price of $1.75 per share. These options became fully exercisable on September 30, 1999.

Effective January 1, 2001, the Company entered into a new employment agreement with Mr. Michael Schiffman, pursuant to which Mr. Schiffman is employed as President and Chief Operating Officer of the Company for a period of three years. The agreement may thereafter be automatically renewed annually for successive one-year terms unless either party provides 120 days prior notice of its intent to cancel the agreement. The agreement provides for an annual salary of $300,000 plus an annual bonus equal to ten percent (10%) of the consolidated pre-tax operating profit in excess of $675,000 (before other bonuses and certain other stock related compensation expenses). In connection with entering into this agreement the Company cancelled and issued the following options to purchase Common Stock:

1. Cancelled 300,000 options exercisable at $2.00 per share, expiring November 15, 2001, and reissued them as fully vested options exercisable at $2.00 per share, expiring January 1, 2006;

2. Cancelled 200,000 options exercisable at $3.25 per share, expiring September 29, 2004, and reissued them as options exercisable at $3.25 per share, expiring January 1, 2006. These options vest on January 1, 2005, but are subject to immediate vesting in the event that the price of the Common Stock on the Nasdaq SmallCap Market averages $3.50 per share for 180 consecutive days (not fewer than 90 of which must be during the employment term);

3. Issued 200,000 options exercisable at $2.50 per share, expiring January 1, 2006. These options vest on January, 2005 but are subject to immediate vesting if the price of the Common Stock on the Nasdaq SmallCap Market averages $5.00 per share for 180 consecutive days (not fewer than 90 of which must be during the employment term); and

4. Issued 150,000 options exercisable at $1.50 per share, expiring on January 1, 2006. These options are intended to replace options to purchase the same number of shares of Common Stock at the same exercise price, which expired on November 30, 2000.

Under his employment agreement, if Mr. Schiffman dies during the term of his agreement and if the Company is the recipient of at least $1,000,000 of proceeds of insurance on his life, the Company is required to pay to his widow, or if his wife predeceases him, his estate, a monthly death benefit of $5,500 for a ten-year period. If the Company is not the recipient of at least $1,000,000 of insurance, the monthly death benefit of $5,500 will be paid for a period of three years, followed by a monthly death benefit of $2,750 for seven years; if his widow dies prior to the end of such ten year period, such payments will be made to his widow's estate. In April 2002, the Company purchased $500,000 of insurance on Mr. Schiffman's life as to which the Company is the beneficiary.

Prior to Mr. Michael Schiffman's current agreement, in October 1998, the Company entered into an employment agreement with Mr. Schiffman, pursuant to which he was employed as President and Chief Operating Officer through September 30, 2001 at an annual salary of $230,000, plus annual bonus compensation equal to three percent of all sales revenues by the Company in excess of $13 million per year, payable on a pro rata basis quarterly during the following fiscal year. In addition, Mr. Schiffman was granted options to purchase up to 600,000 shares of Common Stock in increments of 200,000 shares, at the then current market price, contingent upon the Company achieving sales of $16 million, $18.5 million, and $21 million, respectively, in any fiscal year. During the fiscal year-ended September 30, 1999, Mr. Schiffman earned 400,000 options and was provided $25,828 as a prepayment toward his bonus and the Company accrued an additional $194,172 bonus pursuant to the terms of his agreement. Under this employment agreement, during the fiscal year ended September 30, 2000 Mr. Schiffman earned a bonus of approximately $42,300, which he elected to forego without recourse.

Effective January 1, 2001, the Company entered into an employment agreement with Douglas W. Sabra pursuant to which Mr. Sabra is employed as Chief Financial Officer for a period of three years. The agreement may thereafter be automatically renewed annually for successive one-year terms unless either party provides 120 days prior notice of its intent to cancel the agreement. The agreement provides for an annual salary of $120,000 subject to annual increases as agreed to by the Company's Compensation Committee. Additionally, Mr. Sabra is entitled to a bonus of up to 50 percent of his annual salary as determined by the Chief Executive Officer. In connection with the agreement, Mr. Sabra was awarded options to acquire 75,000 shares of Common Stock at an exercise price of $2.00 per share, which vest on January 1, 2005. Such options are subject to immediate vesting in the event that the price of the Common Stock on the Nasdaq SmallCap Market averages $3.50 per share for 180 consecutive days (not fewer than 90 of which must be during the employment term).

Pursuant to the provisions of their executive employment agreements, each of Messrs. Ball, M. Schiffman and Sabra may terminate his agreement for "good reason" including, but not limited to: a change-in-control, as defined in the agreements; diminishment of duties; or transfer of substantially all of the Company assets. Upon such termination the executive may be entitled to be paid a lump sum severance equal to his base salary through the remainder of his contract plus an amount equal to the executive's last annual bonus.

Amounts incurred under employment and severance agreements amounted to $817,000 and $631,600 for the years ended September 30, 2001 and 2000, respectively, including accrued bonus obligations and excluding any amounts foregone. No bonuses were earned in Fiscal 2001. During Fiscal 2000, and based on a prior employment agreement, Mr. M. Schiffman earned a bonus of approximately $42,300, which he elected to forego without recourse.

Security Ownership of Certain Beneficial Owners and Management

Set forth below is information, as of April 25, 2002, with respect to the beneficial ownership of the Common Stock by (i) each person or group who is known by the Company to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the executive officers of the Company named in the compensation table under "Executive Compensation", and (iv) all directors and executive officers of the Company, as a group (seven persons). Information as to Robert S. Ellin and related investors is based on the filings, as amended from time to time, of such persons on Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act").

Identity of Beneficial Owner	Number of Shares of Common Stock	Notes	Percent of Class
Jerome E. Ball 1801 Green Road, Suite E Pompano Beach, FL. 33064	453,000	(a)	7.5%
Theodore H. Schiffman 1801 Green Road, Suite E Pompano Beach, FL. 33064	526,100	(b) (c)	8.6%
Michael Schiffman 1801 Green Road, Suite E Pompano Beach, FL. 33064	1,008,727	(c) (d)	15.6%
Douglas Sabra 1801 Green Road, Suite E Pompano Beach, FL. 33064	5,000	(e)	*
Norman Ricken 1801 Green Road, Suite E Pompano Beach, FL. 33064	35,700	(f)	*
Bruce Galloway 1801 Green Road, Suite E Pompano Beach, FL. 33064	166,220	--	2.9%
Jeffrey Kuhr 1801 Green Road, Suite E Pompano Beach, FL. 33064	-	--	--
Robert S. Ellin and related investors 750 Lexington Avenue New York, NY 10022	695,700	(g)	11.9%
All directors and executive officers as a group (7 persons)	2,194,747		31.2%

*Less than 1 percent

(a)   Includes 250,000 shares of Common Stock issuable pursuant to currently exercisable stock options at an exercise price of $1.75.

(b)   Includes 40,700 shares of Common Stock owned by Mr. Theodore Schiffman's wife, as to all of which shares Mr. Schiffman disclaims beneficial ownership. Includes 300,000 shares Common Stock subject to currently exercisable options granted by the Company on November 15, 1995 at an exercise price of $2.00. The exercise price of these options was reduced to $1.10 per share in connection with the entry into his consulting agreement in October 1998.

Notes to Table continued on the next page.

(c)   Theodore H. Schiffman, the Chairman Emeritus of the Company, is the father of Michael Schiffman, the Executive Vice President and a director of the Company, and Stephen Schiffman, the Secretary of the Company. Each of Theodore H. Schiffman, Michael Schiffman and Stephen Schiffman disclaims beneficial ownership of shares beneficially owned by the others.

(d)   Includes 200,000 shares of Common Stock subject to currently exercisable options granted by the Company on September 9, 1999 at an exercise price of $1.88 per share; 150,000 shares of Common Stock subject to currently exercisable options granted by the Company on January 1, 2001 at an exercise price of $1.50 per share; and 300,000 shares of Common Stock subject to currently exercisable options granted by the Company on January 1, 2001 at $2.00 per share.

(e)   Includes 5,000 shares of Common Stock subject to currently exercisable options granted by the Company on June 5, 2001 at an exercise price of $1.50 per share.

(f)   Includes 10,000 shares of Common Stock subject to currently exercisable options granted by the Company on January 1, 2001 at an exercise price of $2.00.

(g)   Includes (i) 210,500 shares of Common Stock owned by Atlantis Equities, Inc. ("Atlantis"), a corporation of which Mr. Ellin and his wife Nancy Ellin are the sole officers and directors; (ii) 37,500 shares of Common Stock owned by Robert Ellin Family 1997 Trust, of which Mr. Ellin's father is the trustee and of which his minor children are the beneficiaries, as to which Mr. Ellin disclaims beneficial ownership; (iii) 2,500 shares of Common Stock owned by Mr. Ellin; (iv) 335,200 shares of Common Stock owned by the Robert Ellin Profit Sharing Plan, of which Mr. Ellin is the beneficiary; and (v) 110,000 shares of Common Stock held by Nancy J. Ellin, the wife of Mr. Ellin. See "Certain Relationships and Related Party Transactions."

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act, requires the Company's directors and executive officers and persons who beneficially own more than ten percent of each class of the Company's equity securities that is registered under the Exchange Act to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and the other equity securities of the Company. Officers, directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities are required by the regulations of the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended September 30, 2001, all Section 16(a) filing requirements applicable to the Company's officers and directors, and beneficial owners of more than ten percent of its Common Stock were complied with [on a timely basis].

Certain Relationships and Related Party Transactions

On April 11, 2002, the Company entered into a Settlement Agreement (the "Settlement Agreement") with Robert S. Ellin, Nancy Ellin, Atlantis Equities, Inc., Robert Ellin Family 1997 Trust and Robert Ellin Profit Sharing Plan (Mr. Ellin and such parties collectively are sometimes referred to as the "Ellin Group"). The Settlement Agreement resolves certain disagreements that have arisen between the Ellin Group and the Company. The principal terms of the Settlement Agreement are set forth below. The following summary is qualified in all respects by reference to the complete text of the Settlement Agreement (including the exhibits thereto), which is included as an exhibit to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2002, as amended by Form 8-KA filed on April 25, 2002.

Pursuant to the Settlement Agreement, on April 11, 2002, the date of the Settlement Agreement, the Company appointed Mr. Bruce Galloway and Mr. Jeffrey Kuhr to the Company's Board of Directors. Mr. Galloway and Mr. Kuhr fill the vacancies created by the resignations on April 11, 2002, of Mr. Noah Fleschner and Mr. Samson Helfgott. In accordance with the terms of the Settlement Agreement, Mr. Galloway and Mr. Kuhr are expected to be nominated to the Company's Audit Committee and its Compensation Committee. In connection with the Settlement Agreement, the Company and each member of the Ellin Group entered into a Standstill Agreement, dated April 11, 2002, pursuant to which the members of the Ellin Group have agreed not to, among other things: acquire additional shares of the Company's Common Stock; make or participate in any proxy solicitation with respect to the Common Stock; seek, propose or make any statement with respect to a merger or other business combination involving the Company; subject any Common Stock to any voting agreement or arrangement, other than the Standstill Agreement; call or seek to call any meeting of shareholders of the Company; act or seek to control or influence, or seek representation on, the Board of Directors of the Company (except to the extent the appointment of Messrs. Galloway and Kuhr constitute such representation); and to forebear from certain other activities and statements. Under certain circumstances specified in the Standstill Agreement, the Ellin Group may purchase additional shares of Common Stock that would, inclusive of Common Stock beneficially owned by the Ellin Group as disclosed in their Schedule 13D, as amended, result in the ownership of a maximum 15% of the Common Stock outstanding. The Standstill Agreement has a term of 18 months from the date thereof.

In connection with the Settlement Agreement, on April 11, 2002, the Company and Atlantis entered into a letter agreement pursuant to which, under certain circumstances, if the Company, within a 24-month period from the date of the letter agreement, were to consummate a business combination with a company introduced to the Company by Atlantis, Atlantis would be entitled to a fee equal to 10% of the aggregate consideration paid in connection with such business combination. Mr. Ellin is the principal shareholder, a director and an officer of Atlantis Equities. Mr. Jeffrey Kuhr, a director and nominee for election, has advised the Company that he has entered into an arrangement with Atlantis pursuant to which he is entitled to 50% of the fee payable to Atlantis under this letter agreement. In addition, under the Settlement Agreement the Company and each member of the Ellin Group exchanged general releases and the Company remitted $100,000 to attorneys for Mr. Ellin in respect of legal fees and disbursements incurred in connection with the disagreements arising between the Ellin Group and the Company during the 18 months preceding the date of the Settlement Agreement.

The Company has made unsecured loans from time to time to Mr. Theodore H. Schiffman and to Mr. Schiffman's son Michael Schiffman.

On April 24, 2000, the Company provided a ninety-day loan to Michael Schiffman in the amount of $370,000, at the prime rate in effect from time-to-time plus three quarters of one percent. The purpose of the loan was to finance property that was being acquired by him in connection with the Company's relocation to Florida. The Board of Directors subsequently granted successive extensions of the loan term, and the loan was paid in full in June 2001. Interest income associated with the loan was approximately $16,400 and $14,700 for the fiscal years ended September 30, 2000 and 2001, respectively.

During the period July 1999 to June 2000, the Company paid insurance premiums and interest totaling $62,060 in respect of a life insurance policy that Mr. Theodore Schiffman maintains on his life. Effective October 1, 2001, in consideration for these advances Mr. Schiffman issued his promissory note to the Company in the principal amount of $62,060, bearing interest at 6% per annum, payable on demand of the Company.

In 1996, Theodore Schiffman issued his promissory note to the Company in the principal amount of $235,535, bearing interest at 6% per annum, amortized by annual payments of principal and interest in the amount of $50,000. In conjunction with entering into his consulting agreement, the Company and Mr. Schiffman agreed that repayment of the note would be made over the term of such agreement. As of September 30, 2001, $41,850 remains outstanding under this note.

Report of the Audit Committee

The report is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to the SEC's proxy rules or to the liabilities of Section 18 of the Exchange Act, and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by the Company under the Securities Act of 1933 or the Exchange Act.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed with management the audited financial statements that are included in the Company's Annual Report, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent accountants, Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee discussed with the independent accountants their independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of nonaudit services with the accountants' independence.

The Audit Committee discussed with the Company's independent accountants the overall scope and plans for its audits. The Committee meets with the independent accountants, with and without management present, to discuss the results of its examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001 for filing with the Securities and Exchange Commission.

Fees Paid to Independent Accountants

The following table sets forth the aggregate fees for professional services billed to the Company for the fiscal year ended September 30, 2001 by the Company's principal accounting firm, Ernst & Young LLP:

Audit Fees[1]	$92,000
Financial Information System Design and Implementation[2]	$0
All Other Fees[3]	$113,300

_____

1. Includes fees billed for audit of the Company's audited consolidated financial statements for the fiscal year ended September 30, 2001 and for reviews performed with respect to the Company's unaudited quarterly consolidated financial statements published during such period included in Form 10-QSB.

2. Ernst & Young LLP did not provide any services related to financial information system design and implementation for the fiscal year ended September 30, 2001.

3. "All Other Fees" includes fees for services consisting principally of tax planning, tax compliance and evaluating the effects of various accounting issues.

The Audit Committee has considered whether the provision of the non-audit services above is compatible with maintaining the auditor's independence and concluded that it is.

This report is submitted on behalf of the independent director members of the Audit Committee:

> Norman Ricken, Chairman
> Noah Fleschner*
> Samson Helfgott*

_____

*The report of the Audit Committee is dated December 2001. Messrs. Fleschner and Helfgott submitted their resignations as directors on April 11, 2002.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

On May 1, 2001, the Company engaged Ernst & Young LLP as its independent accountants for the fiscal year ended September 30, 2001 and dismissed its former independent accountants, Patrusky Mintz & Semel, LLP. Patrusky Mintz and Semel, LLP served as the Company's independent accounts for the fiscal year ended September 30, 2000 and for the seven-month period ended April 30, 2001. The Company's Audit Committee recommended the change of accountants and the Board of Directors unanimously approved the change, which was subsequently ratified by the shareholders at the Company's annual meeting on July 10, 2001.

The reports of Patrusky Mintz & Semel, LLP for Fiscal 2000 and Fiscal 1999 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and to the date hereof, there have been no disagreements between the Company and its independent accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of the former accountants, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

The board is recommending to the shareholders that Ernst & Young LLP be appointed as the Company's independent accountants for the fiscal year ending September 30, 2002.

Representatives of Ernst & Young LLP will be present at the Annual Meeting, where they will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Shareholder Vote Required

The affirmative vote of the holders of a majority of the outstanding Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of public accountants.

The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as independent accountants of the Company for the fiscal year ending September 30, 2002, which is designated as Proposal 2 on the enclosed proxy card.

DEADLINE FOR SHAREHOLDER PROPOSALS FOR 2003

Shareholder proposals intended to be considered for inclusion in the proxy statement for presentation at the Company's 2003 annual meeting of Shareholders must be received at the Company's offices at 1801 Green Road, Suite E, Pompano Beach, Florida 33064, not later than November 14, 2002 for inclusion in the Company's proxy statement and form of proxy relating to such meeting. All proposals must comply with applicable Securities and Exchange Commission rules and regulations. Shareholder proposals submitted other than pursuant to Rule 14(a)-8 under the Exchange Act are considered untimely if received later than January 28, 2003.

OTHER MATTERS

The Board of Directors is not aware of any other matter other than those set forth in this proxy statement that will be presented for action at the meeting. If other matters properly come before the meeting, the persons named as proxies intend to vote the shares they represent in accordance with their best judgment in the interest of the Company.

THE COMPANY UNDERTAKES TO PROVIDE ITS SHAREHOLDERS WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES FILED THEREWITH, AND THE COMPANY'S CURRENT REPORT ON FORM 8-K, AS AMENDED, FILED ON APRIL 16, 2002. WRITTEN REQUESTS FOR SUCH REPORT SHOULD BE ADDRESSED TO THE OFFICE OF THE SECRETARY, FORWARD INDUSTRIES, INC., 1801 GREEN ROAD, SUITE E, POMPANO BEACH, FLORIDA 33064.

Please mark your votes
as in this example

| X |

FORWARD INDUSTRIES, INC.

The Directors recommend a vote FOR all Nominees for election of directors and FOR Item 2

1. Election of Directors

FOR All nominees listed (except as marked to the contrary, see instruction below)

WITHHOLD AUTHORITY to vote for all nominees listed at right

| | |

Nominees:
Jerome E. Ball
Bruce Galloway
Jeffrey Kuhr
Norman Ricken
Michael Schiffman
Theodore H. Schiffman

INSTRUCTION: To withhold authority to vote for any individual nominee, line through the name of the nominee above.

2. Proposal to ratify the appointment of Ernst & Young LLP as independent public accountants for the Company for fiscal year 2002.

FOR   AGAINST   ABSTAIN

| | | |

In their discretion, the proxy holders are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or adjournments thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

Dated_____, 2002

Signature(s)_____

Signatures_____

Please sign exactly as your name appears and return this proxy immediately in the enclosed stamped self-addressed envelope.

FORWARD INDUSTRIES, INC.
Annual Meeting of Shareholders – May 24, 2002
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned shareholder of Forward Industries, Inc. ("Company") hereby constitutes and appoints Michael Schiffman, Jerome E. Ball and Stephen Schiffman, and each of them, his true and lawful attorneys and proxies, with full power of substitution in and for each of them, to vote all shares of stock of the Company which the undersigned held on the record date for the meeting at the Company's Annual Meeting of Shareholders to be held at the offices of Forward Industries, Inc., 1801 Green Road, Suite E, Pompano Beach, Florida 33064 on May 24, 2002, 10:00 a.m., Eastern Daylight Time, and at any postponements or adjournments thereof, on any and all of the matters contained in the Notice of the Annual Meeting of Shareholders, with all the powers the undersigned would possess if present personally at said meeting, or at any postponement or adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL THE NOMINEES LISTED ON THE REVERSE SIDE, FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT ACCOUNTANTS OF THE COMPANY FOR FISCAL YEAR 2002 AND IN ACCORDANCE WITH THE DISCRETION OF THE PERSONS DESIGNATED ABOVE, WITH RESPECT TO ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

(Continued and to be signed and dated on the other side)